

July 24, 2012

Via E-mail
Patrick Carroll
Executive Vice President, Chief Financial Officer, and Treasurer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119

> **Re: Lexington Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-12386**

Dear Mr. Carroll:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant